Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2022 UNAUDITED FINANCIAL RESULTS

BEIJING, August 8, 2022 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, and game business group, today reported unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter Highlights

•	Total revenues were US$195 million[1], down 5% year-over-year and up 1% quarter-over-quarter.

•	Brand advertising revenues were US$25 million, down 32% year-over-year and up 5% quarter-over-quarter.

•	Online game revenues were US$157 million, up 4% year-over-year and flat quarter-over-quarter.

•	GAAP net income[2] attributable to Sohu.com Limited was US$9 million, compared with net income of US$22 million in the second quarter of 2021 and net income of US$3 million in the first quarter of 2022.

•

Non-GAAP[3] net income attributable to Sohu.com Limited was US$12 million, compared with net income of US$25million in the second quarter of 2021 and net income of US$9 million in the first quarter of 2022.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the second quarter of 2022, COVID-19 and related prevention measures disrupted normal economic activity nationwide. We met the challenge proactively, by refining our products and technology and exploring a range of monetization opportunities. Our brand advertising revenue met the high end of our previous guidance during the quarter. Thanks to the solid performance of our online game business, our profitability exceeded guidance. For Sohu Media Portal and Sohu Video, we continued to generate and distribute reliable news and premium content, reinforcing our competitiveness and credibility as a mainstream media platform. Leveraging the differentiated advantages of the Sohu product matrix, we extended our live broadcasting to a greater number of scientific fields and to various online and offline events. For online games, our performance was stable during the quarter, with revenues in line with our guidance.”

Second Quarter Financial Results

Revenues

Total revenues were US$195 million, down 5% year-over-year and up 1% quarter-over-quarter.

Brand advertising revenues were US$25 million, down 32% year-over-year and up 5% quarter-over-quarter.

Online game revenues were US$157 million, up 4% year-over-year and flat quarter-over-quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 73%, compared with 76% in the second quarter of 2021 and 75% in the first quarter of 2022.

GAAP gross margin for the brand advertising business was 4%, compared with 27% in the second quarter of 2021 and 2% in the first quarter of 2022. Non-GAAP gross margin for the brand advertising business was 4%, compared with 28% in the second quarter of 2021 and 2% in the first quarter of 2022. The margin decrease was mainly due to the decrease in brand advertising revenues.

[1]

On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2022 had been the same as it was in the second quarter of 2021, or RMB6.46=US$1.00, US$ total revenues in the second quarter of 2022 would have been US$199 million, or US$4 million more than GAAP total revenues, and down 3% year-over-year.

[2]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[3]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Both GAAP and non-GAAP gross margin for online games were 84%, compared with 89% in the second quarter of 2021 and 86% in the first quarter of 2022.

Operating Expenses

GAAP operating expenses were US$132 million, up 1% year-over-year and flat quarter-over-quarter. Non-GAAP operating expenses were US$130 million, up 2% year-over-year and flat quarter-over-quarter.

Operating Profit

GAAP operating profit was US$10 million, compared with an operating profit of US$25 million in the second quarter of 2021 and an operating profit of US$13 million in the first quarter of 2022.

Non-GAAP operating profit was US$11 million, compared with an operating profit of US$28 million in the second quarter of 2021 and an operating profit of US$14 million in the first quarter of 2022.

Income Tax Expense

GAAP income tax expense was US$17 million, compared with income tax expense of US$11 million in the second quarter of 2021 and income tax expense of US$17 million in the first quarter of 2022. Non-GAAP income tax expense was US$16 million, compared with income tax expense of US$9 million in the second quarter of 2021 and income tax expense of US$17 million in the first quarter of 2022. Income tax expense in the second quarter of 2021 included a one-time tax benefit of US$9 million recognized after final settlement of income tax due for 2020.

Net Income

GAAP net income attributable to Sohu.com Limited was US$9 million, or net income of US$0.25 per fully-diluted ADS, compared with net income of US$22 million in the second quarter of 2021 and net income of US$3 million in the first quarter of 2022.

Non-GAAP net income attributable to Sohu.com Limited was US$12 million, or net income of US$0.36 per fully-diluted ADS, compared with net income of US$25 million in the second quarter of 2021 and net income of US$9 million in the first quarter of 2022.

Liquidity and Capital Resources

As of June 30, 2022, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.46 billion.

Supplementary Information for Changyou Results4

Second Quarter 2022 Operating Results

•

For PC games, total average monthly active user accounts[5] (MAU) were 2.3 million, an increase of 7% year-over-year and 13% quarter-over-quarter. Total quarterly aggregate active paying accounts[6] (APA) were 1.0 million, an increase of 15% year-over-year and 6% quarter-over-quarter. The increases in both MAU and APA were mainly from TLBB Vintage, which was launched on the WeGame platform during the quarter.

•

For mobile games, total average MAU were 2.0 million, an increase of 7% year-over-year and a decrease of 14% quarter-over-quarter. The year-over-year increase was mainly from games launched during recent quarters, including Little Raccoon: Heroes and Bright Stars. The quarter-over-quarter decrease mainly resulted from the natural decline of Bright Stars. Total quarterly APA were 0.4 million, a decrease of 13% year-over-year and 20% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of older games, including TLBB Honor and Legacy TLBB Mobile. The quarter-over-quarter decrease was mainly from Bright Stars.

[4]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[5]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Second Quarter 2022 Unaudited Financial Results

Total revenues were US$159 million, an increase of 3% year-over-year and flat quarter-over-quarter. Online game revenues were US$157 million, an increase of 4% year-over-year and flat quarter-over-quarter. Online advertising revenues were US$2 million, a decrease of 30% year-over-year and 2% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$133 million, a decrease of 2% year-over-year and 3% quarter-over-quarter.

GAAP operating expenses were US$49 million, a decrease of 23% year-over-year and 10% quarter-over-quarter. Non-GAAP operating expenses were US$48 million, a decrease of 23% year-over-year and 10% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in marketing and promotional spending for online games, as well as a decrease in bonus expenses. The quarter-over-quarter decrease was mainly due to a decrease in outsourcing and licensing fees related to product development.

GAAP operating profit was US$84 million, compared with an operating profit of US$73 million for the second quarter of 2021 and US$83 million for the first quarter of 2022.

Non-GAAP operating profit was US$85 million, compared with a non-GAAP operating profit of US$75 million for the second quarter of 2021 and US$85 million for the first quarter of 2022.

Business Outlook

For the third quarter of 2022, Sohu estimates:

•	Brand advertising revenues to be between US$25 million and US$28 million; this implies an annual decrease of 17% to 26%, and a sequential increase of nil to 12%.

•	Online game revenues to be between US$138 million and US$148 million; this implies an annual decrease of 11% to 17%, and a sequential decrease of 6% to 12%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$35 million and US$25 million; and GAAP net loss attributable to Sohu.com Limited to be between US$38 million and US$28 million.

For the third quarter 2022 guidance, the Company has adopted a presumed exchange rate of RMB6.75=US$1.00, as compared with the actual exchange rate of approximately RMB6.47=US$1.00 for the third quarter of 2021, and RMB6.61=US$1.00 for the second quarter of 2022.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the impairment charge recognized for an investment unrelated to the Company’s core businesses does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the impairment charge recognized for an investment unrelated to the Company’s core businesses, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge is that these excluded items have been and will continue to be significant recurring expenses in Sohu’s business for the foreseeable future and similar impairment charges may also recur. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 pandemic on the economy in China in general and on Sohu’s business in particular; and the possibility that, unless an accommodation is reached between the SEC and the China Securities Regulatory Commission, the U.S. Holding Foreign Companies Accountable Act and rules of the SEC thereunder may cause the SEC to prohibit trading of Sohu’s ADSs on Nasdaq, any other U.S. stock exchange, or the U.S. over-the-counter markets beginning in 2024 or, if currently pending legislation becomes law, 2023. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2021, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, August 8, 2022 (7:30 p.m. Beijing/Hong Kong time, August 8, 2022) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform in China, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Revenues:
Brand advertising	$24,923	$23,770	$36,840
Online games	157,294	157,854	151,272
Others	12,563	11,794	16,290

Total revenues	194,780	193,418	204,402

Cost of revenues:
Brand advertising (includes share-based compensation expense of $14, $23, and $90, respectively)	23,964	23,413	26,770
Online games (includes share-based compensation expense of $42, $41, and $78, respectively)	25,691	21,971	17,026
Others	3,345	3,725	5,518

Total cost of revenues	53,000	49,109	49,314

Gross profit	141,780	144,309	155,088
Operating expenses:
Product development (includes share-based compensation expense of $589, $607, and $1,228, respectively)	65,098	63,839	65,254
Sales and marketing (includes share-based compensation expense of $33, $58, and $212, respectively)	53,359	51,707	45,560
General and administrative (includes share-based compensation expense of $708, $834, and $1,658, respectively)	13,229	16,092	19,493

Total operating expenses	131,686	131,638	130,307

Operating profit	10,094	12,671	24,781
Other income, net	7,235	4,879	7,509
Interest income	3,720	2,593	4,221
Interest expense	—	—	(2,488)
Exchange difference	4,943	(477)	(1,325)

Income before income tax expense	25,992	19,666	32,698
Income tax expense	17,323	16,997	10,847
Net income from continuing operations	8,669	2,669	21,851

Net income from discontinued operations, net of tax[7]	—	—	55,882

Net income	8,669	2,669	77,733

Less: Net income from continuing operations attributable to the noncontrolling interest shareholders	1	3	—

Less: Net income from discontinued operations attributable to the noncontrolling interest shareholders	—	—	36,994

Net income from continuing operations attributable to Sohu.com Limited	8,668	2,666	21,851

Net income from discontinued operations attributable to Sohu.com Limited	—	—	18,888

Net income attributable to Sohu.com Limited	8,668	2,666	40,739

Basic net income from continuing operations per share/ADS attributable to Sohu.com Limited[8]	$0.25	0.07	$0.55

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	—	$0.48

Basic net income per share/ADS attributable to Sohu.com Limited	$0.25	$0.07	$1.03

Shares/ADSs used in computing basic net income per share/ADS attributable to Sohu.com Limited	34,535	36,802	39,509

Diluted net income from continuing operations per share/ADS attributable to Sohu.com Limited	$0.25	0.07	$0.55

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	—	$0.48

Diluted net income per share/ADS attributable to Sohu.com Limited	$0.25	$0.07	$1.03

Shares/ADSs used in computing diluted net income per share/ADS attributable to Sohu.com Limited	34,535	36,802	39,509

[7]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[8]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2022	As of Dec. 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$394,421	$998,949
Restricted cash	3,398	1,969
Short-term investments	795,557	399,345
Accounts receivable, net	79,762	82,550
Prepaid and other current assets	109,606	107,311

Total current assets	1,382,744	1,590,124

Fixed assets, net	304,124	329,997
Goodwill	47,985	48,811
Long-term investments, net	43,857	53,121
Intangible assets, net	6,948	9,136
Long-term time deposits	271,980	189,007
Other assets	21,677	25,589

Total assets	$2,079,315	$2,245,785

LIABILITIES
Current liabilities:
Accounts payable	$79,315	$87,447
Accrued liabilities	128,032	138,196
Receipts in advance and deferred revenue	52,054	57,041
Accrued salary and benefits	57,056	91,485
Taxes payables	12,249	16,714
Other short-term liabilities	118,153	112,568

Total current liabilities	$446,859	$503,451

Long-term other payables	5,484	3,922
Long-term tax liabilities	443,701	443,083
Other long-term liabilities	1,898	3,142

Total long-term liabilities	$451,083	$450,147

Total liabilities	$897,942	$953,598

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,180,051	1,290,869
Noncontrolling interest	1,322	1,318

Total shareholders’ equity	$1,181,373	$1,292,187

Total liabilities and shareholders’ equity	$2,079,315	$2,245,785

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2022				Three Months Ended Mar. 31, 2022				Three Months Ended Jun. 30, 2021
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
Brand advertising gross profit	$959	14	(a)	$973	$357	23	(a)	$380	$10,070	90	(a)	$10,160

Brand advertising gross margin	4%	$14		4%	2%	$23		2%	27%	$90		28%

Online games gross profit	$131,603	42	(a)	$131,645	$135,883	41	(a)	$135,924	$134,246	78	(a)	$134,324

Online games gross margin	84%	$42		84%	86%	$41		86%	89%	$78		89%

Others gross profit	$9,218	—	(a)	$9,218	$8,069	—	(a)	$8,069	$10,772	—	(a)	$10,772

Others gross margin	73%	$—		73%	68%	$—		68%	66%	$—		66%

Gross profit	$141,780	$56		$141,836	$144,309	64	(a)	$144,373	$155,088	168	(a)	$155,256

Gross margin	73%	$56		73%	75%	$64		75%	76%	$168		76%

Operating expenses	$131,686	$(1,330	)(a)	$130,356	$131,638	$(1,499	)(a)	$130,139	$130,307	$(3,098	)(a)	$127,209

Operating profit	$10,094	1,386	(a)	$11,480	$12,671	1,563	(a)	$14,234	$24,781	3,266	(a)	$28,047

Operating margin	5%	$1,386		6%	7%	$1,563		7%	12%	$3,266		14%

Income tax expense	$17,323	$(1,405	)(b,c)	$15,918	$16,997	$125	(b,c)	$17,122	$10,847	$(1,755	)(b,c)	$9,092

		1,386	(a)			1,563	(a)			3,266	(a)
		734	(b)			4,010	(b)			(1,673	)(b)
		1,649	(c)			1,213	(c)			1,198	(c)
		—	(d)			—	(d)			156	(d)

Net income before non-controlling interest	$8,669	$3,769		$12,438	$2,669	$6,786		$9,455	$21,851	$2,947		$24,798

		1,386	(a)			1,563	(a)			3,266	(a)
		734	(b)			4,010	(b)			(1,673	)(b)
		1,649	(c)			1,213	(c)			1,198	(c)
		—	(d)			—	(d)			156	(d)

Net income from continuing operations attributable to Sohu.com Limited for diluted net income per share/ADS	$8,668	$3,769		$12,437	$2,666	$6,786		$9,452	$21,851	$2,947		$24,798

Net income from discontinued operations attributable to Sohu.com Limited for diluted net income per share/ADS[9]	$—	$—		$—	$—	$—		$—	$18,776	$493		$19,269

Net income attributable to Sohu.com Limited for diluted net income per share/ADS	$8,668	$3,769		$12,437	$2,666	$6,786		$9,452	$40,627	$3,440		$44,067

Diluted net income from continuing operations per share/ADS attributable to Sohu.com Limited	$0.25			$0.36	$0.07			$0.26	$0.55			$0.63

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—			$—	$—			$—	$0.48			$0.49

Diluted net income per share/ADS attributable to Sohu.com Limited	$0.25			$0.36	$0.07			$0.26	$1.03			$1.12

Shares/ADSs used in computing diluted net income per share/ADS attributable to Sohu.com Limited	34,535			34,535	36,802			36,802	39,509			39,509

Note:
(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the effect of the Toll Charge.
(d)	To adjust for an impairment charge recognized for an investment unrelated to the Company’s core businesses
[9]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.